SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

May 3, 2022
VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:      Yong Kim, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Re:        Enterprise Products Partners L.P.
Form 10-K for the Year Ended December 31, 2021
Filed February 28, 2022
File No. 001-14323
Ladies and Gentlemen:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 20, 2022, with respect to Enterprise’s Form 10-K for the year ended December 31, 2021 filed on February 28, 2022 (the “Form 10-K”). Each response below has been prepared and is being provided by Enterprise, which has authorized Sidley Austin LLP to respond to the Staff’s comments on its behalf.
Form 10-K for the Year Ended December 31, 2021
Item 1A. Risk Factors, page 34
1.
You disclose in your 2022 Analyst Day presentation that Oil & Gas industry is currently facing post-COVID supply chain shortages (labor, steel, sand), oilfield service equipment cannibalization and cost inflation 20%+. Please disclose in a risk factor the potential negative effects of inflation on your financial results, financial position and liquidity.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response:
We acknowledge your comment 1, and note that the above-referenced presentation disclosure relates to the broader energy industry generally, and not to Enterprise or any other midstream company specifically.  Our intent in disclosing this information was to address the challenges that exploration and production and oilfield services companies are facing and why we were not expecting to see a rapid response in production growth, notwithstanding recent increases in commodity prices.
We have further considered Regulation S-K Item 105, which expressly discourages disclosure of risks that could apply to any registrant, while directing registrants to explain how each risk affects the registrant.
In response to the foregoing comment, Enterprise will include the following additional Risk Factor in its Quarterly Report on Form 10-Q for the three months ending March 31, 2022:
Changes in price levels could negatively impact our revenue, our expenses, or both, which could adversely affect our business.

The operation of our assets and the execution of capital projects require significant expenditures for labor, materials, property, equipment and services. As a result, such costs may increase during periods of general business inflation, including as a result of higher commodity prices, supply chain disruptions and tight labor markets.  Recent inflationary pressures affecting the general economy and the energy industry have increased our expenses and capital costs, and those costs may continue to increase.  While the majority of long-term contracts for our services contain index-based changes and inflation adjustments, we may not be able to pass all of these increased costs to our customers in the form of higher fees for our services. In addition, we use the FERC’s PPI-based price indexing methodology to establish tariff rates in certain markets served by our pipelines.  As such, our revenues and operating margins are impacted by changes in price levels. Prior to adjustments to applicable rates, material cost increases may affect our operating margins, even if margins in subsequent periods may be normalized following applicable rate adjustments.  Accordingly, increased costs during periods of general business inflation that are not passed through to customers or offset by other factors may have a material adverse effect on our financial position, results of operations and cash flows.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
2.
You disclose in your 2022 Analyst Day presentation that Oil & Gas industry is currently facing post-COVID supply chain shortages (labor, steel, sand), oilfield service equipment cannibalization and cost inflation 20%+. You also disclose that gross operating margins decreased due to higher operating costs or higher maintenance costs for a number of your operations. Discuss and analyze the underlying reasons for the higher operating and maintenance costs. Refer to Item 303(b) of Regulation S-K. Please also discuss and analyze the potential negative effects of inflation on your financial results and liquidity.

Response:
Item 303 of Regulation S-K requires disclosure of information relevant to assessing our financial condition and results of operations to enable readers of our reports to view the Company from management’s perspective.  We acknowledge that the discussion must focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
In our Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Form 10-K filed February 28, 2022, we disclosed certain impacts where gross operating margins decreased due to higher operating costs or higher maintenance costs for several of our operations.  The year-to-year increases in operating expenses and maintenance costs for the operations we discussed were primarily attributable to (1) scheduled maintenance and integrity management activities performed in 2021, including hydrotesting of our pipelines and mechanical integrity activities completed in accordance with standards set by the American Petroleum Institute; (2) unscheduled repairs and maintenance activities performed as a result of weather related events, as was described under the heading “Estimated Impact of Hurricane Ida on Results for 2021” within Item 7 of the Form 10-K; and (3) higher utility costs for natural gas and electricity used in operating our processing and fractionation facilities as a result of higher commodity prices and rates charged by utility providers.  We note that such higher energy costs represent a material cause of overall inflation, among other causes, and not vice versa.
To the extent that inflation impacts our operating costs, including the situations described above, there are typically offsetting benefits either inherent in our business or that result from other steps we take proactively to reduce the impact of inflation on our net operating results.  These benefits include: (1) provisions included in our fee-based revenue contracts that offset cost increases in the form of rate escalations based on positive changes in the U.S. Consumer Price Index, Producer Price Index for Finished Goods or other factors; (2) provisions in other revenue contracts that enable us to pass through higher energy costs to customers in the form of gas, electricity and fuel rebills or surcharges; and (3) higher commodity prices, which generally enhance our results in the form of increased volumetric throughput and demand for our services.  Additionally, we take measures to mitigate the impact of cost increases in certain commodities, including a portion of our electricity needs, using fixed-price, term purchase agreements.  While a significant or prolonged period of high inflation could adversely impact our results if costs were to increase at a rate greater than the increase in revenues we receive, we believe that the benefits and mitigating factors described above would help alleviate the negative impact that inflation could have on our financial condition and results of operations.  In order to enable our readers to understand the impact inflation has on our results of operations, we will include the following discussion under the heading “Impact of Inflation” immediately preceding our “Income Statement Highlights” section in our Form 10-Q for the three months ended March 31, 2022:
Impact of Inflation
After being relatively moderate in recent years, inflation in the United States increased significantly in late 2021 into 2022.  This rise in inflation, coupled with supply chain disruptions, labor shortages and increased commodity prices, has generally resulted in higher costs in 2022.  However, to the extent that a rising cost environment impacts our results, there are typically offsetting benefits either inherent in our business or that result from other steps we take proactively to reduce the impact of inflation on our net operating results.  These benefits include: (1) provisions included in our fee-based revenue contracts that offset cost increases in the form of rate escalations based on positive changes in the U.S. Consumer Price Index, Producer Price Index for Finished Goods or other factors; (2) provisions in other revenue contracts that enable us to pass through higher energy costs to customers in the form of gas, electricity and fuel rebills or surcharges; and (3) higher commodity prices, which generally enhance our results in the form of increased volumetric throughput and demand for our services.  Additionally, we take measures to mitigate the impact of cost increases in certain commodities, including a portion of our electricity needs, using fixed-price, term purchase agreements.  For these reasons, the increased cost environment, caused in part by inflation, has not had a material impact on our historical results of operations for the periods presented in this report.  However, a significant or prolonged period of high inflation could adversely impact our results if costs were to increase at a rate greater than the increase in the revenues we receive.

See “Capital Investments” within this Part I, Item 2 for a discussion of the impact of inflation on our capital investment decisions.  Additionally, see Part II, Item 1A “Risk Factors - Changes in price levels could negatively impact our revenue, our expenses, or both, which could adversely affect our business.”

We will continue to include disclosures in future periodic reports that describe any significant components of operating costs that, in our judgement, would be material to understanding our results of operations and discuss any trends or uncertainties that we consider reasonably likely to have a material impact on our future operating results or financial condition.
The amount of capital resources we have available for growth capital investments could be negatively impacted by inflation in the form of higher costs for labor, steel, aluminum, electronic components and other materials necessary to construct new midstream energy infrastructure assets. Higher borrowing costs due to higher interest rates on future debt issuances could also add downward pressure on our operating results.  Our management has taken steps to mitigate the effect of these higher costs in several ways, including executing fixed-bid construction agreements with contractors for certain large projects, leveraging our size and scale in the purchasing process and increasing inventory stock levels in certain materials to avoid future price increases.  Additionally, we seek to maintain the expected levels of return on our investments by ensuring that any cost increases we incur are adequately factored into the fees we charge customers prior to proceeding with any large project.  However, a significant and prolonged period of high inflation could adversely impact our liquidity and returns on investment and, as a result, we may need to allocate additional capital to growth projects, modify the scope of projects or cancel projects altogether.  In light of these risks, we will refine our discussion under the heading “Capital Investments” within our Liquidity and Capital Resources section in our Form 10-Q for the three months ended March 31, 2022 to more fully address the negative impact inflation could have on our forecast of capital investments as follows (additions marked in underlined text while deletions are shown as strikethrough compared to the disclosure in the Form 10-K):
Our forecast of capital investments is dependent upon our ability to generate the required funds from either operating cash flows or other means, including borrowings under debt agreements, the issuance of additional equity and debt securities, and potential divestitures.  We may revise our forecast of capital investments due to factors beyond our control, such as adverse economic conditions, weather-related events and changes in supplier prices resulting from raw material or labor shortages, supply chain disruptions or inflation.  Furthermore, our forecast of capital investments may change ~~due to~~ over time based on future decisions ~~made~~ by management ~~at a later date~~, which may include ~~unforeseen acquisition opportunities~~ changing the scope or timing of projects or cancelling projects altogether.  Our success in raising capital, ~~including partnering~~ having the ability to increase revenues commensurate with cost increases and our ability to partner with other companies to share project costs and risks, continue to be ~~a~~ significant factors in determining how much capital we can invest.  We believe our access to capital resources is sufficient to meet the demands of our current and future growth needs and, although we currently expect to make the forecast capital investments noted above, we may ~~adjust the timing and amounts of projected expenditures~~ revise our plans in response to changes in economic and capital market conditions.

If you have questions regarding the foregoing responses, you may contact R. Daniel Boss at (713) 381-3955 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 495-4521.

Sincerely,

  /s/ David C. Buck
David C. Buck

cc:          W. Randall Fowler, Enterprise Products Partners L.P.
R. Daniel Boss, Enterprise Products Partners L.P.
Harry P. Weitzel, Esq., Enterprise Products Partners L.P.
 Christopher S. Wade, Esq., Enterprise Products Partners L.P.